Exhibit 99.1

Rogers Communications Inc. Files Annual Report to Shareholders

Includes Annual Financial Statements, MD&A and

2023 Sustainability and Social Impact Report

TORONTO, March 5, 2024 – Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) (“Rogers”) today announced the filing with securities regulators in Canada and the U.S. of its 2023 annual report to shareholders.

The annual report to shareholders includes Rogers’ 2023 audited annual consolidated financial statements and the accompanying management’s discussion and analysis. Rogers’ 2023 sustainability and social impact report has also been included in the annual report to shareholders for the first time.

Rogers’ 2023 annual report to shareholders is available under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on the Investor Relations section of Rogers’ website at https://investors.rogers.com/financials/financial-reports/.

A paper copy of the report may also be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

Rogers Communications Inc. will hold its Annual and Special Meeting of Shareholders at 11:00am ET on Wednesday, April 24, 2024, as an in-person and online (hybrid) meeting, at 333 Bloor Street East, Toronto Ontario and online via webcast. Further details can be found at investors.rogers.com/corporate-governance/agm-materials.

About Rogers Communications Inc:

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com